Peregrine Industries, Inc.
40 Wall Street, 28th Floor
New York, NY 10005
Phone (212) 400-7198

September 27, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
Mail Stop: 4631

Attention: Melinda Hooker, Staff Accountant
Re: Peregrine Industries, Inc.
Form 8-K filed on September 22, 2011
Commission File No. 0-27511

Dear Ms. Hooker:

This letter is in response to the staff’s comment letter dated September 27, 2011 regarding the above-referenced filing. Please note that we have filed the Form 8-K/A and have included revised disclosure to address the staff’s comment letter.

Comment 1. We note your disclosure in paragraphs two, three, four and six indicating that the Company's fiscal year end was December 31; however, based on your most recent Form 10-K filed October 7, 2010 it appears that your fiscal year end was June 30. Please revise accordingly.

Response 1. We have revised disclosure in paragraphs two, three, four and six to reflect that the Company's fiscal year end is June 30.

Comment 2. We note your disclosure in the third paragraph that the principal accountant's report on the financial statements did not contain any adverse opinion or disclaimer of opinion, and was not modified as to uncertainty, audit scope, or accounting principles. However, we note that the audit report included in your Form 10-K filed October 7, 2010 includes a going concern paragraph.

Response 2. We have revised disclosure in the third paragraph to dislcose that the accountant's report for the year ended June 30, 2010 contains a going concern paragraph.

Comment 3. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

Response 3. We have obtained and filed an updated Exhibit 16 letter with the Form 8-K/A.

In addition, on behalf of Peregrine Industries, Inc. (the “Company”), I acknowledge that:

• The Company is responsible for the adequacy and accuracy of the disclosure in the subject filing;

• Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the subject filing; and

• The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Richard Rubin
Richard Rubin, CEO